Filed Pursuant to Rule 433
Registration Statement No. 333-283646
Issuer Free Writing Prospectus dated March 5, 2025
Relating to Preliminary Prospectus dated March 3, 2025

The Great Restaurant Development Holdings Limited

1,400,000 Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of The Great Restaurant Development Holdings Limited (the “Company”) and should be read together with the preliminary prospectus dated March 3, 2025 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-283646), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1990643/000149315225008876/formf-1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Dominari Securities LLC at 725 Fifth Avenue, 23rd Floor, New York, NY 10022, United States or through email at info@dominarisecurities.com.

Issuer Free Writing Prospectus dated March 5, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated March 3, 2025

Registration Statement No. 333-283646

The Great Restaurant Development Holdings Limited

1,400,000 Ordinary Shares

This presentation relates to the initial public offering of ordinary shares of The Great Restaurant Development Holdings Limited, a Cayman Islands corporation ("we", "us", "Group", or "our Group"), and should be read together with the Registration Statement we filed with the Securities and Exchange Commission ("SEC") for the offering to which this presentation relates.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Dominari Securities LLC at 725 Fifth Avenue, 23rd Floor, New York, NY 10022, United States or through email at info@dominarisecurities.com.

Free Writing Prospectus Statement

This presentation relates to the proposed public offering of ordinary shares of par value US$0.00005 per share (the "Shares" and each a "Share") of the Company and should be read together with the Registration Statement that the Company filed with the SEC for the offering to which this presentation relates.

The proposed offering of the Company's securities to be made in the United States will be made solely on the basis of the information contained in the prospectus included in such Registration Statement, as amended. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus.

This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a "prospectus" within the meaning of the U.S. Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering.

The Company has filed the Registration Statement (including a prospectus and amendments) on Form F-1 (File No 333-283646) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus, Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may review these documents for free by the SEC's website (www.sec.gov).

Alternatively, the Company or our underwriter will arrange to send you the prospectus if you contact Dominari Securities LLC at 725 Fifth Avenue, 23rd Floor, New York, NY 10022, United States or through email at info@dominarisecurities.com.

Forward-Looking Statements

This presentation related to the proposed public offering of the Shares of contains forward-looking statements that relate to our current expectations and views of future events and should be read together with the Registration Statement we filed with the SEC. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. See offering documents for further disclosures. Our actual future results or performance may be materially different from what we expect.

Offering Summary

Issuer	The Great Restaurant Development Holdings Limited
Securities	Ordinary Shares, par value US$0.00005 per ordinary share
Offering Type	Initial Public Offering
Exchange Symbol	Nasdaq : HPOT
Shares Offered	1,400,000 Ordinary Shares, or 1,610,000 Ordinary Shares if the underwriters exercise their over-allotment option in full.
Expected Offering Price Range	US$4.00 – US$6.00 per Ordinary Share
Gross Proceeds to the Company	Gross Proceeds: US$7,000,000 (Assuming at mid-point US$5 per share and the over-allotment is not exercised)
Use of Proceeds	We intend to use the net proceeds for the following purposes: **(i)** **34.1%** to expand our restaurant network by opening two more Chinese restaurants; **(ii)** **22.7%** to set up a new food factory encompassing an automatic production line for Chicken Rice Boxes and a training center; **(iii)** **15.1%** to redesign and refurbish our existing restaurants; **(iv)** **13.2%** to expand the production and/or sales channels of our peripheral food products including our Chicken Rice Boxes; **(v)** **2.8%** to enhance our brand awareness in Hong Kong and Southeast Asia, including placing advertisements, attending food and trade fairs, etc.; **(vi)** **2.7%** to set up a new head office; **(vii)** **2.3%** to invest in service and system as well as other technology upgrade to improve operational efficiency; **(viii)** **the balance** for working capital and corporate purposes;
Underwriters	1) Dominari Securities LLC (lead managing underwriter and bookrunner) 2) Revere Securities LLC

Company Overview

- We operate a multi-award-winning Chinese restaurant chain and specialize in various types of Specialty Chicken Hotpot under the brand name “The Great Restaurant (一品雞煲火鍋)” in Hong Kong. As of the date of this presentation, we operate seven restaurants in our chain, out of which three are located in the New Territories, three in the Kowloon Peninsula and one on Hong Kong Island.

- We have over 13 years of experience in the restaurant services industry in Hong Kong and utilize one food factory to support our operations. We primarily compete in the Hong Kong hotpot restaurant market.


一品
雞煲火鍋

The entrance to one of our restaurants

Our Operations

We operate all seven restaurants on our own with the support of our own food factory under the brand name "The Great Restaurant (一品雞煲火鍋)" in Hong Kong. The following is a broad overview of our operations.

1 Our licenses

Each of our restaurants has valid general restaurant license issued by the Food and Environmental Hygiene Department ("FEHD"), water pollution control license issued by the Environmental Protection Department and liquor license issued by the Liquor Licensing Board. Our food factory has valid food factory license issued by the FEHD and water pollution control license issued by the Environmental Protection Department.

2 Our menu offerings

We maintain a standardized menu across all our restaurants with slight modifications in terms of food and beverages offered in individual restaurants. We keep several fresh seafood tanks in each of our restaurants to preserve the freshness of the seafood used in our restaurants.

3 Daily management

Each of our restaurants is managed by (i) a restaurant manager who manages day-to-day operations, including staff matters, service quality control, dining environment, customer service and handling complaints, (ii) a head of kitchen who oversees the overall kitchen operation, and (iii) a cashier / restaurant supervisor who collects customer payments and reconciles sales records from our POS system.

4 Our food factory

To support our restaurant operations, we operate a food factory in Tsuen Wan. The food factory serves as: (i) the central kitchen to process certain ingredients, (ii) a storage center for our processed ingredients, and (iii) the procurement center for our Group. It has an industrial grade kitchen with appliances to process ingredients, two cold rooms, an air-conditioned room and two freezers.

Our Operations

5

Procurement, delivery and acceptance

Our restaurants rely on our food factory to procure our ingredients, beverages and other supplies. However, they may also sporadically procure supplies to cover emergency situations. To effect any procurement based on the individual needs of any restaurant, the head of kitchen will complete a purchase requisition to our operations department and our executive chef before midnight each day.

6

Suppliers and service providers

Our suppliers and service providers are generally selected based on criteria including (i) their supply or service capacity, (ii) the quality and stability of product supply and service, iii) overall reputation, (iv) product and service pricing, (v) their terms and conditions, and (vi) quality standards in regulatory compliance and storage of ingredients.

7

Inventory and storage

Our day-to-day purchases mainly consist of ingredients and beverages, which may be perishable. In general, our operations department maintains records of our purchases and monitors the ingredient and beverage inventory stored at each of our restaurants and food factory, enabling us to keep track of items purchased and movement of purchase prices of such items.

8

Cost, quality and hygiene control

We monitor our overall ingredient and beverage costs closely and adjust our pricing when it is beneficial to our operations. At the same time, we endeavor to serve fresh and quality food to our customers and provide them a pleasant dining experience through attentive customer service. For hygiene purposes, our restaurants and food factory are sanitized on a daily basis.

Our Competitive Strengths

1. **Strong brand recognition in the hotpot restaurant market in Hong Kong.** We operate a multi-award-winning Chinese restaurant chain that specializes in various types of Specialty Chicken Hotpot under the brand name "The Great Restaurant (一品雞煲火鍋)" in Hong Kong. With our over 13 years successful track record, we believe that we have built our brand name to represent high-quality specialty chicken hotpot dining in Hong Kong among locals and tourists.

2. **Strategic locations of our restaurants and food factory.** The location of our restaurants are in densely populated middle-income residential or mixed commercial and residential districts in Hong Kong which can be accessed conveniently by public transport. Our restaurants are either strategically located on the street level with high pedestrian traffic or in the basements/lower floors of shopping malls or commercial buildings with direct access by private stairways or escalators and feature conspicuous signages of our brand name.

3. **Our Specialty Chicken Hotpots, Signature Chicken Sauce and our strong commitment to food quality.** We created our signature Specialty Chicken Hotpot, incorporating the combination of a claypot dish and a self-serve hotpot, both of which are popular and used in traditional Chinese cuisine. We believe that our success lies in the novelty of our Specialty Chicken Hotpots and the iconic taste of our self-formulated and homemade Signature Chicken Sauce.

4. **We deploy an efficient and standardized management system.** We believe our standardized operations and efficient management system have enabled us to control our operation costs, maximize profitability, achieve economies of scale, maintain quality control and establish a scalable business model, as evidenced by our growth to date. Our operations primarily consist of our food factory, our standardized quality control system and menu, our POS system and our comprehensive staff training.

Business - Growth Strategies

We intend to leverage our successful track record, our brand image and the experience of our management team to facilitate an expansion plan that we believe will increase our share in the hotpot restaurant market in Hong Kong. To this end, we intend to implement the following strategic growth strategies:

1. Expand our restaurant network.

2. Expand the production and/or sales channels of our peripheral food products including our Chicken Rice Boxes.

3. Set up a new food factory encompassing an automatic production line for our Chicken Rice Boxes and a training center.

4. Enhance our brand awareness in Hong Kong and Southeast Asia.

5. Set up a new head office.

6. Invest in service and system upgrade to improve operational efficiency.

7. Redesign and refurbish our existing restaurants.

Financial Highlights – Balance Sheet

	As of December 31,		As of June 30,
	2022	2023	2024
	US$ (Audited)	US$ (Audited)	US$ (Unaudited)
Cash and cash equivalents	4,276,011	4,638,169	3,162,763
Total current assets	4,668,279	5,598,058	4,072,756
Right-of-use assets, net	5,445,778	4,304,824	5,035,775
Total non-current assets	7,268,094	5,988,765	6,572,294
Total assets	11,936,373	11,586,823	10,645,050
Bank borrowings	2,955,235	2,653,172	2,041,719
Operating lease liabilities - current	3,268,430	2,457,466	2,614,715
Total current liabilities	8,587,960	7,799,038	7,255,760
Operating lease liabilities - non-current	2,289,811	1,835,862	2,393,018
Total non-current liabilities	2,836,701	2,731,663	3,285,193
Total liabilities	11,424,661	10,530,701	10,540,953
Total shareholders' equity	511,712	1,056,122	104,097

Financial Highlights – Cash Flows

	For the six months ended June 30,	
	2023	2024
	US$	US$
	(Unaudited)	(Unaudited)
Cash and cash equivalents at the beginning of the period	4,276,011	4,638,169
Net cash generated from operating activities	1,905,907	586,772
Net cash used in investing activities	(15,433)	(4,527)
Net cash used in financing activities	(1,229,410)	(2,037,515)
Effect on exchange rate change on cash and cash equivalents	(26,310)	(20,136)
Net increase (decrease) in cash and cash equivalents	634,754	(1,475,406)
Cash and cash equivalents at the end of the period	4,910,765	3,162,763

Financial Highlights – Income Statement

	As of December 31,		As of June 30,
	2022	2023	2024
	US$	US$	US$
	(Audited)	(Audited)	(Unaudited)
Revenues	13,008,715	20,483,400	8,335,643
Gross profit	586,935	5,772,460	1,339,590
Total operating expenses	(930,865)	(1,532,232)	(761,110)
(Loss) / profit from operations	(343,930)	4,240,228	578,480
Total other income (expense), net	757,005	(99,042)	(43,871)
Income before income taxes	413,075	4,141,186	534,609
Income tax benefit (expense)	61,985	(727,971)	(93,712)
Net income	475,060	3,413,215	440,897
Foreign currency translation adjustment	943	3,329	3,039
Total comprehensive income	476,003	3,416,544	443,936
Net income per share attributable to ordinary shareholders			
Basic and diluted*	0.03	0.18	0.02
Weighted average number of ordinary shares used in computing net income per share			
Basic and diluted*	19,000,000	19,000,000	19,000,000

Corporate Structure Immediately As of the Date of The Offering


Mr. Tak Wah Chu
Mr. Siu Ming Law
50%
50%
100%
Sincere Virtue Limited
(a BVI company)
100%
The Great Restaurant Development Holdings Limited*
(a Cayman Islands company)
100%
West Image Limited
(a BVI company)
100%
First Grade Group (H.K.) Company Limited**
(a Hong Kong company)

* Our Company is the holding company and the Registrant.
** First Grade Group (H.K.) Company Limited is our operating company.

Board and Management Team – Directors and Executive Officers

Mr. Siu Ming Law

Co-chairman, Chief Executive Officer and executive Director

Mr. Siu Ming Law ("Mr. Law") is our executive Director, co-chairman of our board of directors, chief executive officer and one of our founders. Mr. Law founded our Group in April 2011 together with Mr. Chu. He was appointed as our Director on March 8, 2018.

Mr. Law is responsible for supervising the day-to-day operations of our restaurants and formulating the overall business strategies and plannings of our Group. Mr. Law has about 40 years of management and supervisory experience. Mr. Law completed his secondary education in Hong Kong in 1978. He was awarded the fellowship of Asian College of Knowledge Management in 2018.

Mr. Tak Wah Chu

Co-chairman and executive Director

Mr. Tak Wah Chu ("Mr. Chu") is our executive Director, co-chairman of our board of directors and one of our founders. Mr. Chu founded our Group in April 2011 together with Mr. Law. He was appointed as our Director on March 8, 2018.

Mr. Chu is responsible for formulating our overall business development strategies and making major business decisions. Mr. Chu has about 10 years of experience in management and strategic business development and has served on the board of directors of Tak Sang Jewellery and Goldsmith (MK) Limited, Tak Sang Jewellery and Goldsmith Limited and Tak Sang Holdings Limited since January 2014.

Mr. Pak Kin Ken Chan

Chief Financial Officer

Mr. Pak Kin Ken Chan ("Mr. Chan") has been our Chief Financial Officer since September 7, 2023. Mr. Chan joined First Grade (our wholly-owned subsidiary) as financial controller since March 2018, and is primarily responsible for overseeing our financial, accounting, taxation and banking matters.

Mr. Chan has over 31 years of working experience in accounting and auditing. He acted as the audit manager in two international certified public accountants' firms, namely BDO McCabe Lo & Co and Grant Thornton Hong Kong. He also worked as the financial controller and company secretary at a Singapore listed company.

Mr. Chan obtained a Bachelor of Business at Monash University in Australia, and a Masters in Corporate Governance at the Hong Kong Polytechnic University. He is currently a fellow member of the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Chartered Governance Institute and the Chartered Governance Institute.

Board and Management Team - Independent Director Nominees

Mr. Fuk Yuen Bernie Suen

Mr. Fuk Yuen Bernie Suen ("Mr. Suen") will begin serving as our independent Director immediately upon the listing of the Company on the Nasdaq Capital Market. Mr. Suen will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Suen graduated from the Hong Kong Shue Yan University with an Honors diploma in Accounting in July 1998. He obtained a Master of Accounting in September 2007 from the Curtin University of Technology, Australia. Mr. Suen is a fellow C.P.A. member of the Association of Hong Kong Accountants since March 2003, and a fellow member of the Taxation Institute of Hong Kong since November 2004. He has been a certified tax advisor of the Taxation Institute of Hong Kong since December 2010, and a specialist designation (insolvency) of the Hong Kong Institute of Certified Public Accountants since July 2012. He has later been admitted as a fellow member of the Association of Hong Kong Accountants since April 2014.

Ms. Lai Hung Li

Ms. Lai Hung Li ("Ms. Li") will begin serving as our independent Director immediately upon the listing of the Company on the Nasdaq Capital Market. Ms. Li will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Since 2017, Ms. Li has been a unit manager and financial planner at Manulife (International) Limited in Hong Kong, where she is responsible for making tailor-made financial plans for customers based on their actual needs and portfolios and is involved in managing team members.

Ms. Li graduated from Jinan University, Guangzhou, the PRC with a degree of Bachelor's in International Journalism in 2009.

Ms. Suk Yee Jackey Chu

Ms. Suk Yee Jackey Chu ("Ms. Chu") will begin serving as our independent Director immediately upon the listing of the Company on the Nasdaq Capital Market. Ms. Chu will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Ms. Chu has more than 7 years of experience in the garment industry and more than 16 years of experience in the property agency industry.

Ms. Chu completed her higher education with a certificate of Advanced Fashion Design and Clothing at Vocational Training Council in Hong Kong in 1988. She was further awarded with the Certificate in Knitwear Processing and Merchandising in 1990 at the same school.


一品雞煲火鍋

Thank You

Underwriters' Contact:
Dominari Securities LLC
725 Fifth Avenue, 23rd Floor, New York, NY 10022, United States
Email: info@dominarisecurities.com

Revere Securities LLC
560 Lexington Avenue, 16th Floor, New York, NY 10022, United States
Email: contact@reveresecurities.com

Issuer's Contact:
The Great Restaurant Development Holdings Limited
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong
Email: info@thegreatrestaurant.com